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SEC       Potential persons who are to respond to the collection of information
1746 (2-  contained in this form are not required to respond unless the form
98)       displays a currently valid OMB control number.

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                                                 -------------------------------
UNITED STATES                                             OMB APPROVAL
                                                 -------------------------------
SECURITIES AND EXCHANGE COMMISSION               OMB Number: 3235-0145
Washington, D.C. 20549                           -------------------------------
                                                 Expires: November 30, 1999
                                                 -------------------------------
SCHEDULE 13D                                     Estimated average burden
                                                 hours per response. . . 14.9
Under the Securities Exchange Act of 1934        -------------------------------
(Amendment No. 3)*

                       Advantica Restaurant Group, Inc.
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                               (Name of Issuer)
    Advantica Restaurant Group Inc. Common Stock, par value $.01 per share
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                        (Title of Class of Securities)
                                   00758B109

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                                (CUSIP Number)
                        Loomis, Sayles & Company, L.P.
                             One Financial Center
                          Boston, Massachusetts 02111
                                (800) 343-2029
                        Attn: Sandra P. Tichenor, Esq.
                 Executive Vice President and General Counsel

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 18, 2000

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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S).240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00758B109

                         1. Names of Reporting Persons. I.R.S. Identification
                            Nos. of above persons (entities only).

                            Loomis, Sayles & Company, L.P.

                            Employer ID No. 04-3200030

                         2. Check the Appropriate Box if a Member of a Group
                            (See Instructions)

                            (a)

                            (b)


                         3. SEC Use Only


                         4. Source of Funds (See Instructions) OO

                      5. Check if Disclosure of Legal Proceedings Is Required
                         Pursuant to Items 2(d) or 2(e)

                      6. Citizenship or Place of Organization
                         Delaware

Number of                7. Sole Voting Power        6,543,406
Shares
Beneficially             8. Shared Voting Power        764,762
Owned by
Each                     9. Sole Dispositive Power   7,616,321
Reporting
Person With             10. Shared Dispositive Power    NONE


                      11. Aggregate Amount Beneficially Owned by Each Reporting
                          Person 7,616,321

                      12. Check if the Aggregate Amount in Row (11) Excludes
                          Certain Shares (See Instructions)

                      13. Percent of Class Represented by Amount in Row (11)
                          19.00%

                      14. Type of Reporting Person (See Instructions)  IA

CUSIP No. 00758B109

                      1. Names of Reporting Persons. I.R.S. Identification Nos.
                         of above persons (entities only).

                         Loomis, Sayles & Company, Inc.

                         Employer ID No. 04-3200391

                      2. Check the Appropriate Box if a Member of a Group (See
                         Instructions)

                         (a)

                         (b)


                      3. SEC Use Only


                      4. Source of Funds (See Instructions) OO


                      5. Check if Disclosure of Legal Proceedings Is Required
                         Pursuant to Items 2(d) or 2(e)

                      6. Citizenship or Place of Organization
                         Massachusetts

                              7. Sole Voting Power        6,543,406
Number of
Shares
Beneficially                  8. Shared Voting Power        764,762
Owned by
Each
Reporting                     9. Sole Dispositive Power   7,616,321
Person With

                             10. Shared Dispositive Power    NONE


                         11. Aggregate Amount Beneficially Owned by Each
                             Reporting Person 7,616,321


                         12. Check if the Aggregate Amount in Row (11) Excludes
                             Certain Shares (See Instructions)


                         13. Percent of Class Represented by Amount in Row (11)
                             19.00%


                         14. Type of Reporting Person (See Instructions)  CO

Item 1.   Security and Issuer

Shares of Common Stock, par value $.01 ("Common Stock") of Advantica Restaurant Group, Inc. ("the Issuer"). Advantica Restaurant Group, Inc., 203 Main Street, Spartanburg SC 29319.


Item 2.   Identity and Background

          (a) This Schedule 13D amendment is being filed by Loomis, Sayles & Company, L.P. ("Loomis"), a Delaware limited partnership, and its general partner, Loomis, Sayles & Company, Inc., a Massachusetts corporation ("LS Inc.," and, together with Loomis, the "Loomis Entities").

          (b)      One Financial Center
                   Boston, Massachusetts 02111

          (c) Loomis is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

                   LS Inc. is a single purpose entity that acts as the general partner of Loomis.

          (d)      None.

          (e)      None.

          (f)      Not Applicable.



Item 3.   Source and Amount of Funds or Other Consideration

Loomis acts as investment adviser to certain managed accounts (the "Specified Accounts"), which hold shares of Common Stock of the Issuer (the "Account Shares"). The Specified Accounts received the Account Shares as a result of the reorganization of Flagstar Companies, Inc. Loomis had previously invested client funds of the Specified Accounts in securities of Flagstar Companies, Inc.

Item 4.   Purpose of Transaction

          (a) The Account Shares were acquired in the ordinary course of the investment program of the Specified Accounts. The Account Shares were acquired for investment and not with the purpose of changing or influencing control of the Issuer, and Loomis disclaims any present intent to change or influence control of the management of the Issuer.

                    The Loomis Entities have no present plan or proposal to acquire any additional shares of Common Stock, on behalf of the Specified Accounts or otherwise. However, the Loomis Entities may in the future, in the ordinary course of business, purchase or acquire additional shares of the Common Stock (or warrants or other securities exercisable for or convertible into Common Stock), or sell, transfer or otherwise dispose of Common Stock currently held in the Specified Accounts or any shares of the Common Stock (or warrants or other securities exercisable or convertible into Common Stock) subsequently acquired by the Loomis Entities, on behalf of the Specified Accounts or otherwise.

          (b)       Not Applicable.

          (c)       Not Applicable.

          (d)       Not Applicable.

          (e)       Not Applicable.

          (f)       Not Applicable.

          (g)       Not Applicable.

          (h)       Not Applicable.

          (i)       Not Applicable.

Item 5.   Interest in Securities of the Issuer

          (a)       7,616,321 shares of Common Stock of the Issuer

                    19.00%

          (b)       Sole Voting Power: 6,543,406

                    Shared Voting Power: 764,762

                    Sole Dispositive Power: 7,616,321

                    Shared Dispositive Power: NONE

          (c) Since the Loomis Entities filed Amendment No. 1 to their joint Schedule 13D relating to the Issuer on December 16, 1999, Loomis has sold the following shares of Common Stock of the Issuer in over the counter transactions:

                       Date        No.  Shares Sold       Price Per Share ($)
                       ----        ----------------       -------------------

                      8/7/00          50,000                   .6875
                      8/8/00          25,000                   .6875
                      8/9/00          50,000                   .6875
                      8/10/00         50,000                   .65625
                      8/11/00         95,000                   .6678
                      8/14/00         35,000                   .6875
                      8/16/00        100,000                   .69220
                      8/17/00         50,000                   .6875

          (d) Each of the Specified Accounts has the sole right to receive and to direct the receipt of dividends in respect of, and to receive proceeds from the sale of, the shares owned by such Specified Accounts. Loomis does not hold Common Stock for the benefit of any one Specified Account in any amount which is equal to or greater than 5% of the total number of shares of the Common Stock outstanding based upon the Issuer's
                    Form 10-Q for the quarter ended June 30, 2000.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Loomis manages the Specified Accounts under contracts that provide the client with the right to terminate its investment advisory relationship with Loomis upon written notice. The right to terminate may take effect immediately or upon receipt of the notice or at a future date as specified in the notice to Loomis, depending upon the terms of the particular advisory agreement. The owner of a Specified Account has the right to receive all dividends, profits, distributions and economic benefits in respect of the Common Stock which will be held in such Specified Account.

As described in the Loomis Entities' Schedule 13D filed with the SEC on November 21, 1997 (the "Schedule 13D") reporting the acquisition of beneficial ownership of the Account Shares, pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") dated January 7, 1998 (the "Effective Date") between the Issuer and Loomis, the Issuer will agree to file and cause to become effective a shelf registration statement covering resales by Loomis from time to time, and to cause such shelf registration statement to remain effective until the third anniversary of the Effective Date (or the fifth anniversary of the Effective Date if the Issuer becomes entitled to use a registration statement on Form S-3 under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder (the "Securities Act")). In addition, Loomis will have the right to make three written requests to the Issuer for registration under the Securities Act of all or a part of the Account Shares, and will have the right to make unlimited requests for registrations so long as such registrations may be effected on Form S-3 registration statements. In addition, Loomis will have customary "piggyback" registration rights to include the Account Shares, subject to certain limitations, in any other registration statement filed by the Issuer under the Securities Act. The Issuer will agree to pay all expenses in connection with the performance of the obligations to effect the shelf, demand and piggyback registration under the Securities Act of the Account Shares, other than:

     (i) underwriting fees, discounts, commissions or other similar selling expenses attributable to the sale of the Account Shares; and

     (ii) any expenses (other than internal expenses of its own officers and employees) in connection with any additional requested registration on Form S-3 after the three permitted requested registrations.

The Issuer will agree to indemnify and hold harmless, to the fullest extent permitted by law, Loomis and certain of its affiliates against certain securities law liabilities (including, under certain circumstances, liabilities unrelated to its participation in any registered offering or sale of the Account Shares) and, in lieu thereof, to contribute to payments required to be made by Loomis or any such affiliate. The Issuer's obligations to effect and maintain the effectiveness of any registration required by the Registration Rights Agreement will terminate upon the earliest of:

     (a) the sale by Loomis of all Account Shares;

     (b) notice from Loomis that it no longer needs the benefits of the Registration Rights

         Agreement; or

     (c) when Loomis no longer holds, for the benefit of the Specified Accounts, 10% or more of the Common Stock, and the Issuer and Loomis have received an opinion of recognized securities counsel to the effect that the Account Shares may be freely resold by Loomis without resort to the provisions of Rule 144 under the Securities Act.

The information herein regarding the provisions of the agreements pursuant to which Loomis provides investment advisory services to its clients and the Registration Rights Agreement is a summary only, and does not purport to be complete. The form of Registration Rights Agreement, which was incorporated by reference in the Schedule 13D, should be reviewed for a recitation of its terms and provisions.

Item 7.   Material to Be Filed as Exhibits

Not Applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 18, 2000
_______________________________________________
Date


/s/ Anne S. Tuttle
_______________________________________________
Signature




Anne S. Tuttle

Vice President and Assistant General Counsel